September 19, 2025

VIA EDGAR

Mr. Ken Ellington, Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Fundrise Growth Tech Fund, LLC (File No. 811-23708) and Fundrise Income Real Estate Fund, LLC (File No. 811-23745) (each a “Fund” and together the “Funds”)

Dear Mr. Ellington:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that Mr. Ellington provided by telephone on September 3, 2025, relating to the filing on Form N-CSR of the Fundrise Growth Tech Fund, LLC as filed with the Commission on May 22nd, 2025 as well as the filing on Form N-CSR of the Fundrise Income Real Estate Fund, LLC as filed with the Commission on February 26th, 2025. The Staff’s comments are restated below, and each is followed by the applicable Fund’s response.

Fundrise Growth Tech Fund, LLC

1.	Comment: Please explain why the disclosure in the Fund’s Notes to Financial Statements does not include a description of the investment strategies for investments that are valued using NAV as a practical expedient. See FASB ASC 820-10-50-6A.

Response: The Fund acknowledges that the description of the investment strategies for investments that are valued using NAV as a practical expedient was inadvertently omitted. The Fund will include a description of the investment strategies for investments that are valued using NAV as a practical expedient in future filings when material.

2.	Comment: Please ensure the expense ratios that include deferred tax expense are the most prominently presented in the Fund’s Financial Highlights. Please move any other supplemental ratios excluding deferred tax expense to the footnotes to the Financial Highlights.

Response: To the extent the Fund incurs deferred tax expenses, the Fund will move the supplemental ratios excluding deferred tax expenses to the footnotes to the Financial Highlights in future filings.

September 19, 2025

Fundrise Income Real Estate Fund, LLC

1.	Comment: For each security that the Fund holds that pays a combination of cash and payment in kind (“PIK”) interest, please disclose both the cash and PIK interest rates in the description of the security or in a footnote to the Schedule of Investments. See AICPA Audit Risk Alert – Investment Companies Industry Developments, 2013/14.

Response: The Fund will disclose the cash and PIK interest rates in future filings.

2.	Comment: Disclosure in the Fund’s Notes to Financial Statements states that the Fund had a NAV error during the period covered by the applicable filing. Please describe supplementally the nature and circumstances of the NAV error, associated internal controls implications, and any mitigating actions taken as a result of the NAV error.

Response: In May 2024, an error was identified in the income accrual calculations for two preferred equity investments held by the Fund. Specifically, the Fund’s income accrual calculations were based solely on actual funded principal amounts and did not incorporate unique “Minimum Investment Amount” provisions contained in the respective preferred equity agreements. These provisions established higher deemed principal balances for compounding purposes, and therefore the accrued income was understated. As a result, the Fund’s NAV per share was understated by greater than $0.01 per share from June 9, 2023 through May 3, 2024. Upon discovery, the accrued return schedules and NAV per share calculations were corrected. A benefit/loss analysis was performed, and it was determined that the overall impact was a net loss to the Fund of approximately $14,000, which was reimbursed to the Fund by Fundrise Advisors, LLC (“the Adviser”). The percentage impacts of the NAV error to the NAV per share throughout the period June 9, 2023 to May 3, 2024 were less than 1/2 of 1% of the Fund’s NAV per share and therefore no reprocessing of shareholder transactions was required.

The Adviser reviewed the control environment and evaluated the implications of this matter under its internal control over financial reporting framework. The root cause was a deficiency in the review of accrued preferred return schedules against underlying agreements, which arose from the inclusion of novel minimum funding provisions not present in prior investments. The Adviser implemented remedial measures to strengthen controls, including enhanced training for fund accounting and real estate teams on unique contractual provisions, revised internal schedules to track minimum investment requirements, and enhanced dual-review procedures for all new debt investment schedules. Management believes these steps have strengthened controls and will mitigate such events from recurring.

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September 19, 2025

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (614) 592-7198 or our counsel Jamie McGinnis at (202) 508-4839 or Paul Delligatti at (202) 389-3049.

Very truly yours,

/s/ Lauren Stuntebeck
Lauren Stuntebeck

cc:	Bjorn J. Hall, Rise Companies Corp.
Alison Staloch, Rise Companies Corp.
Becca Berman, Rise Companies Corp.
Elizabeth J. Reza, Ropes & Gray LLP
Jamie McGinnis, Ropes & Gray LLP
Paul Delligatti, Kirkland & Ellis LLP